SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel's New Dividend Policy

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares listed on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), informs its shareholders and the market in general that the Company's Board of Directors (“CAD”) approved, in a meeting held on this date, the new Dividend Policy of Copel (“New Policy”).

The New Policy aims to provide more transparency and predictability of the flow of payment of earnings to shareholders, defining judicious parameters that preserve the Company's strategic and financial guidelines in the medium and long term, namely:

•       Limits for Financial Leverage Index = Net Debt/EBITDA (“Leverage”);

•       Maintenance of Available Cash Flow (“ACF” or “FDC”), with ACF being the cash generated by operating activities, less investments made (“CAPEX”) in the period (ACF = Operating Cash - CAPEX);

•       Increase in distribution frequency from 1 event to at least 2 annual payment events.

Thus, considering the level of indebtedness, operating cash generation and the realized CAPEX, proposals for regular dividends will be calculated according to the criteria below:

a)        Leverage below 1.5x = 65% of Adjusted Net Profit

b)        Leverage between 1.5x and 2.7x = 50% of Adjusted Net Profit

c)        Leverage over 2.7x = 25% of Adjusted Net Profit

In order to preserve the ability to make sustainable investments, the amounts calculated above, except for the mandatory dividend, will always be limited by the ACF. Additionally, the company will try not to exceed the 2.7x leverage.

The New Policy is another significant advance in the improvement of Corporate Governance and the regulation of resource allocation, aiming to optimize the capital structure and strengthen the alignment among all shareholders of the Company, equally.

Thus, the Company informs that the dividend distribution proposals to be made by management, even in relation to profit reserves, including the one mentioned in MF 01/21 of 01.08.2021, will follow the parameters established in the New Policy.

The detailed document is available on the Company's Investor Relations website.

More details on the new dividend policy can be clarified in the call with investors that the Company will hold tomorrow (01/21/2021) at 12:00 (at noon), whose access will be available on the Investor Relations website (ri.copel.com) or on this link.

Curitiba, January 20, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 20, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.